UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934879

HUMAN GENOME SCIENCES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

444903 10 8
(CUSIP Number of Class of Securities of Underlying Common Stock)

James H. Davis, Ph.D.
Executive Vice President, General Counsel and Secretary
Human Genome Sciences, Inc.
14200 Shady Grove Road
Rockville, Maryland 20850-7464
(301) 309-8504

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
R.W. Smith, Jr.
Linda Marotta Thomas
Piper Rudnick LLP
6225 Smith Avenue
Baltimore, Maryland 21209-3600
(410) 580-3000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee*

$41,360,439	$5,241**

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,297,352 shares of common stock of Human Genome Sciences, Inc. having an aggregate value of $41,360,439 as of May 24, 2004, will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $126.70 for each $1,000,000 of the value of the transaction.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable
Form or Registration No.: Not applicable
Filing party: Not applicable
Date filed: Not applicable

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Human Genome Sciences, Inc. (the “Company”) with the Securities and Exchange Commission on May 26, 2004, relating to an offer by the Company to exchange options outstanding under the Human Genome Sciences, Inc. Amended and Restated 2000 Stock Incentive Plan to purchase shares of its common stock, par value $0.01 per share (“common stock”) having an exercise price of at least $35.00 per share, held by eligible optionholders of the Company, for new options to purchase shares of the common stock upon the terms and subject to the conditions described in the Offer to Exchange, a copy of which was previously filed as Exhibit (a)(1)(i) to Amendment No. 2 to Schedule TO.

Item 12. Exhibits.

Exhibit (a)(1)(vi), which was previously filed with Amendment No. 1 to Schedule TO, is amended and attached hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Human Genome Sciences, Inc.

By:	/s/ James H. Davis

Name:	James H. Davis, Ph.D.
Title:	Executive Vice President, General
Counsel and Secretary
Date:	June 25, 2004

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(i)	Offer to Exchange Certain Outstanding Human Genome Sciences, Inc. Stock Options under our Amended and Restated 2000 Stock Incentive Plan, dated June 14, 2004.*
(a)(1)(ii)	E-mail Communication to Eligible Human Genome Sciences, Inc. Optionholders, dated March 19, 2004.*
(a)(1)(iii)	E-mail Communication to Eligible Human Genome Sciences, Inc. Optionholders, dated May 20, 2004.*
(a)(1)(iv)	E-mail Communication to Eligible Human Genome Sciences, Inc. Optionholders, dated June 14, 2004.*
(a)(1)(v)	Election Form.*
(a)(1)(vi)	Form of E-mail Communication to Eligible and Participating Human Genome Sciences, Inc. Optionholders Confirming Receipt of Election Form.
(a)(1)(vii)	Notice of Withdrawal.*
(a)(1)(viii)	E-mail Communication to Eligible Human Genome Sciences, Inc. Optionholders to be Delivered on or around July 1, 2004.*
(a)(1)(ix)	Form of Rights Letter to Eligible and Participating Human Genome Sciences, Inc. Optionholders to be Delivered on or around July 13, 2004.*
(a)(1)(x)	Form of E-mail Communication to Rejected Tendering Human Genome Sciences, Inc. Optionholders.*
(a)(1)(xi)	Form of E-mail Communication to Eligible and Participating Human Genome Sciences, Inc. Optionholders to be Delivered on or around January 14, 2005.*
(a)(1)(xii)	Human Genome Sciences, Inc. Annual Report on Form 10-K for the period ended December 31, 2003
(File No. 0-22962), as filed with the Securities and Exchange Commission on March 12, 2004 and incorporated herein by reference.*
(a)(1)(xiii)	Human Genome Sciences, Inc. Quarterly Report on Form 10-Q for the period ended March 31, 2004 (File No. 0-22962), as filed with the Securities and Exchange Commission on May 7, 2004 and incorporated herein by reference.*
(a)(1)(xiv)	E-mail Communication to Eligible Human Genome Sciences, Inc. Optionholders dated June 8, 2004.*
(a)(1)(xv)	Presentation to be made by Human Genome Sciences, Inc. to holders of eligible options on June 14, 2004.*
(a)(1)(xvi)	Option exchange website pages.*
(a)(1)(xvii)	Questions and Answers document.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(d)(1)	Human Genome Sciences, Inc. Amended and Restated 2000 Stock Incentive Plan, which is incorporated herein by reference to Exhibit A to Human Genome Sciences, Inc.’s Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on April 18, 2001.
(d)(2)	Amendment Nos. 1 and 2 to Human Genome Sciences, Inc. Amended and Restated 2000 Stock Incentive Plan, which is incorporated herein by reference to Annexes A and B to Human Genome Sciences, Inc.’s Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on April 16, 2004.
(g)	Not applicable.
(h)	Not applicable.

_____________
* Previously filed.